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                                                                    EXHIBIT 99.2

                                  MILACRON INC.
                             SHARES OF COMMON STOCK
                      OFFERED PURSUANT TO RIGHTS GRANTED TO
                         RECORDHOLDERS OF MILACRON INC.

Dear Stockholder:

     This letter is being distributed by Milacron Inc. (the "Company") to holders of record (other than those whose addresses are outside the United States and Canada or who have an APO or FPO address) ("Recordholders") of shares of its common stock (other than any common stock received upon conversion of the Company's 6.0% Series B Convertible Preferred Stock), as of 5:00 p.m., New York
City time, on    , 2004 (the "Record Date"), in connection with a rights
offering (the "Rights Offering") of nontransferable subscription rights (the "Rights") to subscribe for and purchase shares of the Company's common stock.
The Rights are described in the Company's prospectus dated       , 2004 (the
"Prospectus").

      The Rights will expire at 5:00 p.m., New York City time, on      , 2004,
subject to extension at the Company's discretion (the "Expiration Date"). The
Rights Offering will not be extended to a date beyond           , 2004. As
described in the accompanying Prospectus, you are being granted 0.452 Rights for each share of the Company's common stock owned of record as of 5:00 p.m., New York City time, on the Record Date. The number of rights granted to each Recordholder will be rounded up to the nearest whole number. Each Right will allow you to purchase one share of common stock (the "Subscription Privilege") at the cash price of $2.00 per share (the "Subscription Price").

      The Rights will be exercisable pursuant to subscription certificates (the "Subscription Certificates"). Enclosed are copies of the following documents:

      1.    The Prospectus;

      2.    The Subscription Certificate;

      3.    Instructions as to Use of Milacron Inc. Subscription Certificates;
            and

      4.    A return envelope addressed to Mellon Investor Services LLC.

      Your prompt action is requested. To exercise Rights, you should properly complete and sign the Subscription Certificate and forward it, with payment of the Subscription Price in full for each share of common stock subscribed for pursuant to the Subscription Privilege, to the subscription agent in the envelope provided, as indicated in the Prospectus. The subscription agent must receive the Subscription Certificate with payment of the Subscription Price, including final clearance of any checks, at or prior to 5:00 p.m., New York City time, on the Expiration Date. Uncertified personal checks used to pay the Subscription Price must be received by the subscription agent at least five days before the Expiration Date to allow sufficient time for the check to clear. Accordingly, Rights holders who wish to pay the Subscription Price by means of uncertified personal check are urged to consider, in the alternative, payment by means of certified check, bank draft or money order. FAILURE TO RETURN THE PROPERLY COMPLETED SUBSCRIPTION CERTIFICATE WITH THE CORRECT PAYMENT WILL RESULT IN YOUR NOT BEING ABLE TO EXERCISE YOUR SUBSCRIPTION RIGHTS. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire.

      Additional copies of the enclosed materials may be obtained from Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 (the "Information Agent"). Shareholders in the United States or Canada may call the Information Agent toll-free at (877) 825-8631. Shareholders in all other locations should call (646) 822-7426.

Very truly yours,

MILACRON INC.